VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

82-1742

August 28, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*
Industry Canada
✓Securities & Exchange Commission

Dear Sirs:

Re: Claude Resources Inc.
Mailing of Second Quarter Report
to Registered Shareholders

As the mailing agent for Claude Resources Inc., we are pleased to confirm the mailing of the second quarter report for the period ended June 30, 2002, to each of the Registered Shareholders of the subject corporation on **August 28, 2002**.

We trust this is satisfactory.

Yours truly,

C Dahlager

Cheryl Dahlager
Senior Account Manager

dlw 9/19

c.c. Claude Resources Inc.
Attn: Mrs. Val Michasiw

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF INTERIM MAILING TO THE
OF	)	SHAREHOLDERS OF **CLAUDE RESOURCES INC.**
ALBERTA	)	("CORPORATION").

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **AUGUST 28, 2002** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   (a) a copy of the SECOND QUARTER REPORT FOR THE PERIOD ENDED JUNE 30, 2002 marked EXHIBIT "A" and identified by me;

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF)
CALGARY IN THE PROVINCE OF ALBERTA)
THIS 28TH DAY OF AUGUST 2002.)

Pam Elliott (signature)   CDahlager (signature)

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA   CHERYL DAHLAGER

My commission expires on November 15, 2003.

News Release

Claude Resources Inc.

Claude Resources Inc.
200, 224 - 4th Avenue South
Saskatoon, Saskatchewan S7K 5M5
Phone: (306) 668-7505 Fax: (306) 668-7500
www.clauderesources.com
e-mail: clauderesources@clauderesources.com

Toronto Stock Exchange
Trading symbol - **CRJ**

This is Exhibit A in the Affidavit of
Cheryl Dahlager
Pam Elliott
Pam Elliott - Commissioner for Oaths
in and for the Province of Alberta
My Commission expires: November 15, 2003

August 23, 2002

SECOND QUARTER REPORT
For the Six Months Ended June 30, 2002

Overview

Gold bullion prices continued to strengthen in the second quarter of 2002, averaging over US $300 per ounce and at one point touching US $330 per ounce. The weakness of the US dollar and uncertainty about a US economic recovery have been key factors in the increased price of gold. This has translated into a generally improved market sentiment towards gold stocks and, when combined specifically with interest in Claude's Red Lake drilling program (under option to Placer Dome), has resulted in a significantly improved share price during the second quarter.

Ore grades and production at Claude's Seabee gold mine remained below average during the second quarter, while the Company continued to make the transition from the low grade "D" zone to higher grade zones. Reserves were up by nearly 50% over the second quarter of 2001, and by the end of the quarter ore grades were climbing steadily toward the mine's historic average of 8.5 grams per tonne. The Company expects mine production to return to historical levels of 50-55,000 ounces per year by the end of the third quarter.

The Company's financial performance was much improved during the second quarter, with break-even cash earnings and a $.9 million improvement in the net loss position over first quarter results. Net oil and gas revenues were higher and general and administrative expenses lower in the second quarter, contributing to improved cash flow.

During the quarter, Claude filed its Form 20F application with the Securities and Exchange Commission (SEC) of the United States, which became effective July 12, 2002. This will enable Claude to broaden its US market coverage, as US brokers are more willing to make recommendations to their clients on stocks cleared by 20F.

Financial Highlights

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
Revenue ($ millions)	10.7	15.7
Net loss ($ millions)	3.0	1.2
Loss per share ($)	.07	.03
Cash from (used in) operations ($ millions)	(.6)	1.9
Cash from (used in) operations per share ($)	(.01)	.05
Average realized gold price for the period (US $/ounce)	301	268
Total cash operating costs (US $/ounce)	309	223
Working capital ($ millions)	8.1	9.4

Financial Results of Operations

Three months

The Company recorded a net loss of $1.0 million ($0.02 per share) for the second quarter of 2002 compared to a net loss of $.8 million ($0.02 per share) in the same period last year.

Total revenue generated for the second quarter was $5.5 million, 49% lower than the $10.7 million recorded in 2001. Gold revenues decreased by 25% over the comparative quarter last year, a result of decreased mill throughput and lower grade, though this was partially offset by higher realized bullion prices.

Cash flow provided from operations was break-even compared to $1.1 million ($.03 per share) last period. This was due to increased contributions from our oil and gas properties, as well as an increase in interest and other income.

Year to date

For the six months ended June 30, 2002, Claude recorded a net loss of $3.0 million ($0.07 per share) compared to a net loss of $1.2 million for the same period in 2001.

Total revenue generated for the first half declined 32%, from $15.7 million in 2001 to $10.7 million in 2002. Gold revenues decreased by 19% over the comparative period last year, the result of decreased production offset by higher bullion prices realized. The 51% fall in oil and gas revenues was a result of normal production decline rates and lower average realized petroleum prices, particularly natural gas prices.

The Seabee mine contributed $7.6 million to revenues for the first half of 2002 compared to $9.4 million for the first half of 2001. During the first half, the Company's gold sales were 16,000 ounces compared

to 22,800 ounces for the same period last year. Mill throughput from the low grade 2D zone between the 190 and 390 levels continued to impact gold margins. Offsetting the effect of this reduced production is the increase in average realized gold prices, period over period: (2002 – US $301/CDN $474; 2001 – US $268/CDN $411).

Total mine cash costs remained relatively unchanged at $7.8 million for the first half of 2002. As a result of the lower gold production, cash operating costs per ounce increased from US $223 in 2001 to US $309 this period. As higher-grade ore is milled during the latter half of 2002, the per ounce cost should fall and better reflect expected US $200-210 cash costs per ounce.

Oil and gas operating costs fell 22% from $.9 million to $.7 million this period. The difference is due mainly to non-recurring expenditures recorded during the first half of 2001.

General and administrative costs increased by 50% from $.8 million in the first half of 2001 to $1.2 million this period. The increase is largely attributable to the settlement of a prior year property tax assessment at the Madsen property.

Interest and other income increased period over period, a result of a prior year's oil and gas adjustment.

Depreciation and depletion of the Company's gold assets was $2.2 million compared to $2.9 million in the 2001 period. This reduction is a combination of increased Seabee ore reserves and a decrease in tonnes broken and mill throughput. Amortization, depreciation and depletion costs per ounce for the 2002 period were US $88 versus US $83 for the comparative period last year.

Liquidity and Financial Resources

Cash flow used in operations for the first six months was $.6 million ($0.01 per share) compared to cash flows provided of $1.9 million ($0.05 per share) for the same period in 2001. This decrease reflects lower gold and oil and gas earnings.

On June 30, 2002, short-term investments were $1.4 million, an increase of $.75 million from the beginning of the year. In addition, the long-term investment balance at June 30, 2002 was $1.2 million, compared with $.7 million at December 31, 2001.

Expenditures on our mineral and oil and gas properties in the first six months of 2002 amounted to $4.2 million, an increase of $2.2 million compared with the 2001 period. Much of this change included increased development expenditures at the Seabee mine (2002 – $2.7 million; 2001 – $1.3 million) and an aggressive exploration program concurrent with a flow through issue at the end of 2001; (2002 – $.8 million; 2001 – $.08 million).

Financing activities during the first half of the year included demand loan and capital lease repayments of $.2 million. The Company also received gross proceeds of $5.0 million, a result of issuing 5 million units at a price of $1.00 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at an exercise price of $1.25. These warrants expire April 23, 2003.

Derivative Instruments and Hedging Activities

To mitigate the effects of price fluctuations on revenues, the Company may undertake hedging transactions in respect of foreign exchange rates and the price of gold.

As at June 30, 2002, the Company had outstanding forward gold contracts related to 2002 production of 9,750 ounces at an average price of US $296 per ounce, with a market value loss inherent in these contracts of US $.2 million. As at June 30, 2002, the Company had outstanding foreign exchange contracts to sell US $3.75 million at an average exchange rate of 1.5902 CDN$/US$, with a market value gain inherent in these contracts of US $.2 million.

Operations

Gold – Seabee mine

In the second quarter, the mine processed 42,200 tonnes of ore grading 6.1 grams per tonne yielding 8,200 ounces. This brought the six month year to date totals to 106,400 tonnes at 4.8 grams per tonne and 16,500 ounces processed compared to 133,000 tonnes milled averaging 6.3 grams per tonne for 22,800 ounces processed in the first six months of 2001. The reduced grade and tonnes is attributable to the completion of mining and milling of the low grade "D" zone while working toward the transition to higher grade ore in the "B" and "C" zones below the 400 metre level.

Underground development on the "B" and "C" zones has been accelerated with very encouraging results on the 450 and 550 metre levels. During the third quarter, it is expected that the ore grade will be approximately 7.0 grams per tonne. The Company anticipates the Seabee will return to ore grade and production levels of approximately 8.0 grams per tonne and 550-600 tonnes per day by the end of the third quarter 2002.

At the end of June 2002, ore reserves were as follows:

	Proven Mineral Reserve	Probable Mineral Reserve	Proven and Probable Mineral Reserves
Tonnes	141,500	522,900	664,400
Grade (grams/tonne)	6.0	8.5	8.0
Ounces	27,500	142,100	169,600

Oil & Gas

Although oil and gas operations continue to positively affect cash flows, the impact was minimized as petroleum prices fell sharply compared to the first half of 2001. Improving oil and NGL prices subsequent to year end should help mitigate the impact of the 54% decrease in natural gas prices realized period over period.

Exploration

Unseasonably cold temperatures resulted in a protracted spring break-up with attendant delays initiating fieldwork. Prospecting and mapping crews were able to mobilize to field areas in early June.

The highest priority mapping project was extension of the West Porky discovery near the Seabee mine, both east and west of the discovery zone. Ground traverses successfully traced the calc-silicate/arenite contact to the west and produced several grab samples containing elevated gold values. This trend is drill ready and will be tested this winter when ice conditions permit access. The eastern extension of the discovery zone is under Porky Lake and two potential trends have been identified as possible extensions in this direction.

Other priority targets near the Seabee mine included the central shear fractures and the mineralized Portage Lake monzonite, both to the east of the mine. Focused mapping on these targets produced anomalous gold values in grab samples. Because these targets are overland accessible, they are being considered for diamond drilling later this year.

Placer Dome is well into its 30,000 foot drill program on the five target, mafic/ultra mafic structure on Claude's Madsen project in Red Lake, Ontario. The current drill program is expected to take until October of 2002 to complete, with an assessment of results to date taking place in the latter part of August, 2002. Placer has the right to earn a 55% interest in this 10,500 acre property located in the heart of the prolific Red Lake gold camp.

For further information please contact:
Neil McMillan, President
Phone: (306) 668-7505

Transfer Agent and Registrar:

Valiant Trust Company
510, 550-6th Avenue S.W.
Calgary, Alberta
T2P 0S2

Phone (403) 233-2801
Fax (403) 233-2857

Consolidated Balance Sheets
(Canadian Dollars in Thousands)

	June 30 2002	December 31 2001
Assets		
Current assets:		
Cash	$ -	$ 1,899
Short-term investments	1,408	657
Receivables	1,050	940
Inventories	10,011	7,477
Prepaids	334	300
	12,803	11,273
Oil and gas properties	3,234	3,120
Mineral properties	15,574	13,834
Investments	1,183	684
	$ 32,794	$ 28,911
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	$ 844	$ -
Payables and accrued liabilities	3,579	2,355
Demand loan	274	438
Current portion of obligations under capital lease	47	-
	4,744	2,793
Obligations under capital lease	140	-
Future site reclamation costs	2,605	2,575
Shareholders' equity:		
Share capital (note 2)	23,142	18,362
Retained earnings	2,163	5,181
	25,305	23,543
	$ 32,794	$ 28,911

Consolidated Statements of Loss
(Canadian Dollars in Thousands)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Revenues				
Gold	**$ 3,733**	$ 5,003	**$ 7,563**	$ 9,376
Oil and gas:				
Gross revenue	**1,753**	2,840	**3,092**	6,355
Crown royalties	**(351)**	(901)	**(748)**	(2,002)
Alberta Royalty Tax Credit	**30**	526	**125**	634
Overriding royalties	**(646)**	(1,147)	**(1,203)**	(2,671)
Net oil and gas revenue	**786**	1,318	**1,266**	2,316
	4,519	6,321	**8,829**	11,692
Expenses				
Gold	**3,869**	4,145	**7,759**	7,815
Oil and gas	**301**	531	**653**	913
General and administrative	**563**	402	**1,197**	837
Interest and other	**(260)**	31	**(239)**	12
Provision for income taxes	**44**	94	**87**	166
	4,517	5,203	**9,457**	9,743
Earnings (loss) before the undernoted items	**2**	1,118	**(628)**	1,949
Depreciation, depletion and reclamation:				
Gold	**957**	1,774	**2,213**	2,909
Oil and gas	**89**	122	**177**	241
Net loss	**$ (1,044)**	$ (778)	**$ (3,018)**	$ (1,201)
Net loss per share				
Basic and diluted	**$ (0.02)**	$ (0.02)	**$ (0.07)**	$ (0.03)
Weighted average number of shares outstanding (000's)	**47,112**	40,554	**45,221**	40,554

Consolidated Statements of Cash Flows
(Canadian Dollars in Thousands)

	Three Months Ended June 30 2002	Three Months Ended June 30 2001	Six Months Ended June 30 2002	Six Months Ended June 30 2001
Cash provided from (used in):				
Operations:				
Net loss	**$ (1,044)**	$ (778)	**$ (3,018)**	$ (1,201)
Non cash items:				
Depreciation, depletion and reclamation	**1,046**	1,896	**2,390**	3,150
Cash from (used in) operations	**2**	1,118	**(628)**	1,949
Net change in other operating items:				
Receivables	**600**	524	**(110)**	487
Inventories	**499**	1,463	**(2,534)**	(1,165)
Prepaids	**(40)**	1	**(34)**	90
Payables and accrued liabilities	**(2,453)**	(2,401)	**1,224**	(956)
	(1,392)	705	**(2,082)**	405
Investing:				
Short-term investments	**(750)**	(657)	**(750)**	(657)
Investments	**(500)**	-	**(500)**	-
Mineral properties	**(2,036)**	(714)	**(3,923)**	(1,821)
Oil and gas properties	**(215)**	(78)	**(291)**	(221)
	(3,501)	(1,449)	**(5,464)**	(2,699)
Financing:				
Issue of common shares, net of issue costs	**4,615**	(5)	**4,780**	107
Demand loan				
Proceeds	**-**	658	**-**	658
Repayment	**(82)**	(55)	**(164)**	(55)
Obligations under capital lease	**(9)**	-	**187**	-
	4,524	598	**4,803**	710
Decrease in cash position	**(369)**	(146)	**(2,743)**	(1,584)
Cash position, beginning of period	**(475)**	(458)	**1,899**	980
Cash position, end of period	**$ (844)**	$ (604)	**$ (844)**	$ (604)

Consolidated Statements of Retained Earnings (Deficit)
(Canadian Dollars in Thousands)

	Three Months Ended June 30		Six Months Ended June 30	
	2002	**2001**	**2002**	**2001**
Retained earnings (deficit), beginning of period	**$ 3,207**	$ (33,059)	**$ 5,181**	$ (32,636)
Reduction of stated capital	**-**	40,000	**-**	40,000
Net loss for the period	**(1,044)**	(778)	**(3,018)**	(1,201)
Retained earnings, end of period	**$ 2,163**	$ 6,163	**$ 2,163**	$ 6,163

Notes to Consolidated Financial Statements

Note 1 - General

The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2001. The unaudited consolidated financial statements include the financial statements of the Company and its subsidiary.

The unaudited interim consolidated financial statements reflect all normal and recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

Stock-based Compensation

Effective January 1, 2002, Claude adopted new CICA Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments". This section requires that a fair value based method of accounting be applied to direct awards of stock to employees. This standard allows the Company to continue its existing policy, the intrinsic value based method, of recording no compensation cost on the grant of stock options to employees. However, pro forma information is required which reflects the difference between compensation cost recorded under the intrinsic based method and costs that would have been recorded under the fair value based method. The application of this standard had no material impact on the Company's pro forma financial results for the six months ended June 30, 2002.

Note 2 - Share Capital

At June 30, 2002 there were 48,426,784 common shares outstanding.

Options in respect of 2,220,000 shares are outstanding under the stock option plan. These options have exercise prices ranging from $.53 to $3.05 with expiration dates between April, 2006 and May, 2010.

Pursuant to the Company's recent private placement, 2,500,000 common share purchase warrants are outstanding each of which entitles the holder to acquire one common share at an exercise price of $1.25. These warrants expire April 23, 2003.

Note 3 - Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.

Note 4 - Differences from United States Accounting Principles

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. See Note 16 of the Company's audited financial statements for the year ended December 31, 2001, for a narrative explanation of the differences in Canadian and U.S. GAAP accounting principles.